3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

March 29, 2024

Mr. Dale Welcome

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
Filed November 21, 2023
File No. 001-04219

Dear Mr. Welcome:

Set forth below is the response of Spectrum Brands Holdings, Inc. (the “Company”) to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 15, 2024 (the “Comment Letter”). For your convenience, the text of the comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Form 10-K for Fiscal Year Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measurements, page 34

1.	We note that you present consolidated Adjusted EBITDA Margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. In future filings, for each non-GAAP financial measure your present, please present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to Exhibit 99.1 of Form 8-K filed February 8, 2024.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company reviewed Item 10(e)(1)(i)(A) of Regulation S-K to address matters of presentation of a non-GAAP measure and its directly comparable GAAP measure with equal or greater prominence. In response to the Staff’s comment, the Company will make adjustments to the presentation of its non-GAAP measurements within its periodic filings under Regulation S-K, and within its earnings releases, to include and present net income margin with equal or greater prominence to Adjusted EBITDA Margin in future filings.

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2.	Your non-GAAP measure, consolidated Adjusted EBITDA, excludes items identified as Tristar business acquisition, HPC brand portfolio transitions, global ERP transformation, other project costs, unallocated shared costs, legal and environmental, early settlement of foreign currency cash flow hedges, HPC product disposal, and HPC product recall. Please described to us the specific nature of the costs reflected in each of these adjustments and explain to us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations of Non-GAAP Financial Measures. This comment also applies to the consolidated EBITDA and Adjusted Diluted EPS measures appearing in Exhibit 99.1 of Form 8-K filed February 8, 2024, as applicable.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company further reviewed Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations and considered all of the Company’s facts and circumstances with regard to the identified adjustments and how each relates to the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment. A discussion of each adjustment identified in the comment follow:

•	Tristar Business Acquisition – The costs associated with the Tristar Business Acquisition include transaction costs to close the purchase of the Tristar Business on February 18, 2022; professional and consultation costs to help facilitate the execution of an acquired business, support integration of the financial records and systems, merger of commercial and supply operations of the acquired business into our Home and Personal Care (“HPC”) appliance segment; and incremental compensation related costs for personnel supporting transition and integration efforts during the transitionary period. The costs reflected within the adjustment are non-recurring and incremental to affect the close of the transaction and integration of the acquired business into the existing operations of the Company and its HPC segment, and do not support revenue generating activities, operations, or strategy of the business. Such costs and activities associated with the Tristar Business acquisition were completed during the year ended September 30, 2023, and are not repeating in subsequent periods.

•	HPC brand portfolio transitions – The costs associated with the HPC brand portfolio transitions were recognized in response to the acquisition of the Tristar Business acquisition and the pending expiration of a license agreement which we did not expect could be renewed or extended with the counterparty, but was supporting a substantial portion of our HPC segment on a global basis, and requiring substantial incremental investment to facilitate a transition of an entire portfolio of branded products away from an expiring licensed brand to a newly acquired brand portfolio, generated by unprecedented facts and circumstances that were unique and specific to the transition being realized by the Company and the HPC segment, not expected to be reasonably predictable or realized in a subsequent period. The costs consist of compensation for retained personnel that were specifically assigned to the transition project and were no longer assigned to be supporting the current operations of the Company and HPC segment. Such costs were considered incremental due to recent restructuring activities resulting in headcount reductions within the Company during the same period leading to certain reductions not being executed to retain certain personnel specifically to execute and facilitate the brand transitions due to the significance and degree of investment required. The costs
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reflected within the adjustment are non-recurring as they are incremental and outside the normal course of supporting the brands and products of the continuing operations and revenue generating activities during the respective periods. The Company maintains all other costs for product and brand development attributable to supporting the continuing operations are reflected within our non-GAAP operating performance metric, Adjusted EBITDA. Subsequently, during the year ended September 30, 2023, the Company and HPC segment suspended the transition project and changed its strategy towards its supporting brands and product offerings, primarily due to a change in circumstances that provided a new extension opportunity with the counterparty associated with the expiring license agreement that were not previously available. Such costs and activities are not repeating in subsequent periods.

•	Global ERP Transformation – The costs associated with the Global ERP Transformation are directly associated with ERP transformation project to upgrade and implement our enterprise-wide operating systems to SAP S/4 HANA for the entire Company, on a global basis. The costs include external professional and consultation service costs specifically engaged to execute and facilitate the transition and implementation of the global transformation project including business process design and mapping, transition services, project management and support services, plus incremental compensatory costs for a dedicated project management team. Such costs do not include internal IT personnel costs supporting both the continuing operations and other project support services including the Global ERP Transformation project. The Company also recognizes software configuration and implementation costs attributable to the project that are recognized as capital expenditures or deferred costs in accordance with GAAP. The costs reflected within the adjustment are incremental and outside the normal course of supporting the IT and control processing environment for the existing operations of the Company and its segments, and does not support the revenue generating activities, operations, or strategy of the business. The project is a multi-phase project with different implementation milestones for components of the Company with such support costs limited to the implementation of the new update and not to support or maintain the environment after such milestones are reached. The significance and scope of the Global ERP Transformation is incremental and distinct from the maintenance and upgrades the Company incurs in the normal course of supporting its operating activities where there is no previous level of dedicated cost which is not expected to be reasonably predictable or realized in a subsequent period. The Company maintains all other IT maintenance and operational costs attributable to supporting the continuing operations are reflected within our non-GAAP operating performance metric, Adjusted EBITDA.

•	Other project costs – The costs associated with other project costs generally consist of external professional and consulting services and other third-party fees associated with smaller initiatives that are attributable to specific exit and disposal activities or restructuring actions, such as the exit of commercial operations within a smaller jurisdiction, taken by the Company which have not been considered individually material for separate disclosure but were considered specific to the non-recurring actions and events identified and are not repeating in subsequent periods. Additionally, such costs may be attributable to the initial diligence or related professional and consulting costs towards a specific proposed strategic acquisition or divestiture transaction, or business development initiative that was not considered material or
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never fully realized and therefore not appropriate for public disclosure. The costs reflected within the adjustment are incremental and outside the normal course of operations within the Company and would not repeat in subsequent periods.

•	Unallocated shared costs – The costs associated with unallocated shared costs are directly attributable to the accounting implications of reporting the disposition of the Hardware and Home Improvement (HHI) segment as discontinued operations for all periods in which the HHI segment remained a component of the Company, until the sale was completed on June 20, 2023. In accordance with GAAP, only direct costs associated with the disposed business can be accounted for as discontinued operations, whereas all indirect costs of supporting and enabling functions of the Company that continued to support the HHI segment must remain a component of the continuing operations. Such costs are allocated to all operating segments of the Company and include costs to operate shared or center-led operations such as, but not limited to, information technology, human resources, finance and accounting, supply chain, and commercial operations. Due to the GAAP requirements to include indirect costs within continuing operations and exclude from discontinued operations, and the requirements to reconcile our non-GAAP measurement of Adjusted EBITDA to the most directly comparable GAAP metric, Net Income (Net Income from Continuing Operations), such indirect costs would have to be absorbed retroactively by the continuing operations but were still a necessary component to support the HHI business while held for sale.

The adjustment appropriately reflects the indirect costs incurred were supporting the HHI segment at the time it was directly owned and operated by the Company prior to the disposition and would not be appropriate to retroactively absorb such costs by the other segments of the continuing operations during such period. Subsequently, after the close of the HHI divestiture on June 20, 2023, the majority of costs continue to be incurred by the Company during the transition service period with the buyer of the business but mitigated through fees realized by a transition service agreement and will be further mitigated through the elimination of extraneous costs following the termination of the transition service agreement. As a result, after the completion of the HHI divestiture on June 20, 2023, there is no further adjustment recognized.

•	Legal and environmental – The costs associated with legal and environmental are attributable to significant and unusual non-recurring matters that have no previous historical context or precedent with the Company’s operations, revenue generating activities, business strategy, industry, and regulatory environment. Such activities and actions were event driven and specific to unique events and circumstances that are not reflective of pervasive matters that were previously existing, nor are they considered to be repeating in subsequent periods. The description and amounts of such events were not separately disclosed due to the materiality of the matters being addressed. The costs reflected within the adjustment are incremental and outside the normal course of operations within the Company as there has been no previous precedent or allegation to indicate such consequential, event-driven costs were subject to the Company’s continuing operations, revenue generating activities, business strategy, industry, and regulatory environment. The Company maintains all other legal and environmental costs
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attributable to the continuing operations are reflected within our non-GAAP operating performance metric, Adjusted EBITDA.

•	Early Settlement of foreign currency cash flow hedges – The costs reflective in the adjustment are attributable to the change in organizational structure and operations impacting the Company’s hedging program for foreign currency purchases. The Company enters into forward foreign exchange contracts to hedge a portion of the risk from forecasted foreign currency denominated third-party purchases. During the year ended September 30, 2022, the Company and its HPC segment made a one-time organizational change within its EMEA region that impacted the purchasing entity and the functional currency in which such purchases were being made resulting in previously effective accounting hedges becoming no longer effective, from an accounting or economic perspective, resulting in the settlement and re-establishment of new hedges that were reflective of the new purchasing entity and its functional currency. The amounts reflected within the adjustment are a result of an unusual instance of gains and losses realized by the Company due to the circumstantial change in the organizational design, having a transitional impact to the design and execution of our hedge program and consequentially impacting certain outstanding cash flow hedges that were no longer effective to the Company’s continuing operations, revenue generating activities, business strategy, industry, and regulatory environment. The Company maintains all other gains and losses attributable to the continuing hedging activity are reflected within our non-GAAP operating performance metric, Adjusted EBITDA. The impacts attributable to such changes were resolved during the year ended September 30, 2023.

•	HPC product disposal – The costs associated with the HPC product disposal include the inventory cost and disposition costs to eliminate a significant amount of excess inventory, consisting of select SKUs and Models associated with the Tristar Business acquisition after assessing the performance and quality of the acquired products, issues realized with customers and distribution subsequent to the acquisition of the business, and the decision to suspend further sale and support of the identified products and dispose of any associated product rather than place incremental risk to the Company and HPC segment and avoid further deterioration in the value of the acquired brands and products. The identified inventory has been removed from inventory, no longer subject to further sale or distribution, and removed completely from the HPC segment’s product portfolio. The costs reflected within the adjustment are incremental to the normal course of supporting the continuing HPC operations, directly associated with the acquisition of the Tristar Business, and was consequential to change in strategy and therefore not reflective of the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment. The Company maintains all other losses attributable to excess and obsolete inventory are reflected within our non-GAAP operating performance metric, Adjusted EBITDA. The costs attributable to the disposition were specific and event driven at the time the disposition had occurred, during the year ended September 30, 2023, and will not be repeated in subsequent periods.

•	HPC product recall – The costs associated with the HPC product recall include cash reimbursements, inventory replacement and disposition costs, third-party legal and consultation costs, and other administrative costs to facilitate the recall for certain identified
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products that were identified as being subject to recall actions taken with the U.S. Consumer Product Safety Commission (“CPSC”), mainly associated with products that were acquired with the Tristar Business acquisition. Such activities and actions were event driven and specific to responses required by the CPSC, and not reflective of pervasive matters that were previously existing. The costs reflected within the adjustment are incremental and outside the normal course of operations within the Company as there has been no previous precedent or allegation to indicate such consequential, event-driven costs were subject to the Company’s continuing operations, revenue generating activities, business strategy, industry, and regulatory environment. The Company maintains all other product warranty and liability costs attributable to the continuing operations are reflected within our non-GAAP operating performance metric, Adjusted EBITDA.

Consolidated Results of Operations, page 40

3.	In future filings, please expand your disclosures to quantify the reasons identified for the changes between periods in both your consolidated results of operations and segment financial data on page 41. To the extent that there is more than one business reason for the change between periods, please quantify the incremental impact of each individual reason discussed on the overall change. Refer to Item 303(b) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company reviewed Item 303(b) of Regulation S-K for guidance. The Company will make adjustments to its discussions of the consolidated results of operations and segment financial data within Item 7. Management’s Discussion and Analysis to provide more quantified disclosure and analysis when there is more than one business reason for change between periods in future filings.

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Please feel free to contact Jeremy W. Smeltser, Chief Financial Officer, at (608) 278-6414 or Ehsan Zargar, General Counsel & Corporate Secretary at (608) 275-4924 should you have any further questions regarding this matter.

Sincerely,

/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.

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